August 29, 2018

Via EDGAR Correspondence

Ms. Deborah O’Neal

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re: JANUS DETROIT STREET TRUST (“Registrant”)

Registration Statement on Form N-1A (the “Registration Statement”)

1933 Act File No. 333-207814

1940 Act File No. 811-23112

Post-Effective Amendment No. 25

Dear Ms. O’Neal:

This letter responds to the comments to Post-Effective Amendment No. 25 to the Registrant’s registration statement on Form N-1A that were provided by telephone on August 7, 2018 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to Janus Henderson Mortgage-Backed Securities ETF (the “Fund”). The Staff’s comments, as we understand them, and the Registrant’s responses are below.

Prospectus

1.	Staff Comment: Please provide the Staff with completed fee tables and expense examples for the Fund at least two weeks before the effective date of the registration statement.

Response: The Fund’s completed fee tables and expense examples are attached hereto, in Appendix A to this letter.

2.

Staff Comment: In the principal investment strategies and risk sections, please ensure there is disclosure specific to each type of derivative instrument that may be used by the Fund. See Letter of Karrie McMillan to the Investment Company Institute, Re: Derivatives-Related Disclosures by Investment Companies (July 30, 2010).

Response: The Registrant confirms that the Fund’s principal investment strategy disclosure and corresponding principal risk disclosure provides appropriately tailored, instrument-specific disclosure, based on the expected use of derivative instruments by the Fund.

3.

Staff Comment: The prospectus disclosure indicates that the Fund may take short positions. Please confirm supplementally that any dividend or interest expenses related to such shorting activity will be reflected in the Fund’s fee and expense table.

Response: The Fund confirms that, to the extent it is anticipated to incur expenses related to interest or dividend payments on short sales or short positions, the Fund will reflect such estimated expenses as “Other Expenses” in its fee and expense table if they are in amounts that require disclosure.

4.

Staff Comment: Please amend the Fund’s discussion of high-yield/high-risk bond risk in the Principal Investment Risks section of the Fund’s Prospectus to specifically indicate that such securities are speculative in nature.

Response: The Registrant has revised its disclosure, as requested.

Statement of Additional Information

1.

Staff Comment: In the “Investment Policies and Restrictions Applicable to the Fund” section, please consider disclosing that to the extent the Fund invests in other investment companies, the Fund will consider the underlying holdings of such investment companies for purposes of compliance with the Fund’s concentration policy.

Response: The Registrant acknowledges the comment, but respectfully declines to amend its disclosure at this time. Supplementally, the Registrant confirms that, where sufficient information is reasonably available, it will endeavor to evaluate the types of securities in which underlying investment companies invest to determine whether the Fund is in compliance with its fundamental investment policy relating to concentration of assets.

Please call me at (303) 336-5065 with any questions or comments.

Respectfully,

/s/ James D. Kerr

James D. Kerr

Assistant Secretary

Enclosures (via EDGAR only)

cc:

Byron Hittle, Esq.

Eric Purple, Esq.

Appendix A

FEES AND EXPENSES OF THE FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. Investors may pay brokerage commissions on their purchases and sales of Fund shares, which are not reflected in the table or in the example below.

ANNUAL FUND OPERATING EXPENSES
(expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.35%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.35%

(1)	Other Expenses are based on the estimated expenses that the Fund expects to incur.

EXAMPLE:

The Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$36	$113